UBS Financial Services Incorporated of Puerto Rico

Statement of Financial Condition

December 31, 2015

(In thousands of dollars)

Assets

Cash	$	17,414
Securities and cash segregated and on deposit for federal and other regulations		3,062
Financial instruments owned, at fair value		4,695
Securities purchased under agreements to resell		740,836
Receivables:		
Loans		173,645
Interest		243
Fees and other		356
Receivables from affiliated companies		4,001
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $21,404		808
Other assets		2,590
Total assets	$	947,650

Liabilities and stockholder's equity

Securities sold under agreements to repurchase	$	1,278
Financial instruments sold, not yet purchased, at fair value		38
Taxes Payable		1,379
Payable to brokers and dealers, net		45
Other liabilities and accrued expenses		434,739
Accrued compensation and benefits		3,625
Payables to affiliated companies		57,043
		498,147
Subordinated liabilities		380,000
Stockholder's equity:		
Common stock (10,000 shares authorized, 1,000 issued and outstanding; $1 par value)		1
Additional paid-in capital		738,800
Accumulated deficit		(669,298)
Total stockholder's equity		69,503
Total liabilities and stockholder's equity	$	947,650

See accompanying notes.

(Confidential Pursuant to Rule 17a-5(e)(3))